Exhibit 99.2

HudBay Minerals Inc.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the three and six months ended

June 30, 2011

August 9, 2011

This Management’s Discussion and Analysis (“MD&A”) dated August 9, 2011 is intended to supplement and complement HudBay Minerals Inc.’s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2011 (“the interim financial statements”). We will adopt International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) for the first time in our consolidated annual financial statements for the year ending December 31, 2011, which will include comparative figures for the year ended December 31, 2010. Accordingly, the unaudited condensed consolidated interim financial statements and related notes (the “interim financial statements”) for the three and six months ended June 30, 2011 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards.

We previously prepared our financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). For more information regarding our conversion to IFRS, refer to the heading “Adoption of IFRS” on page 35 in this MD&A and to note 18 of the interim financial statements, which contains further information and a reconciliation of our previously reported financial information prepared under Canadian GAAP to IFRS. For a description of accounting policies applied, refer to note 3 of the interim financial statements for the three months ended March 31, 2011. Except as otherwise noted, the financial information contained in this MD&A and our interim financial statements has been prepared in accordance with IFRSs.

This MD&A should also be read in conjunction with both the audited annual consolidated financial statements and annual MD&A for the year ended December 31, 2010. Additional information regarding the Company, including its audited annual consolidated financial statements and annual MD&A for the year ended December 31, 2010 and its most recent Annual Information Form (“AIF”) dated March 31, 2011, is available on SEDAR at www.sedar.com. All figures are in Canadian dollars unless otherwise noted.

Unless the context otherwise suggests, references to “HudBay” or the “Company” or “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited, “Norsemont” refers to Norsemont Mining Inc. and “HMI Nickel” refers to HMI Nickel

Inc., all wholly-owned subsidiaries of HudBay. “CGN” refers to Compañía Guatemalteca de Níquel, S.A., a 98.2%-owned subsidiary, held indirectly through HMI Nickel. “WPCR” refers to the White Pine Copper Refinery Inc., which was sold during the second quarter of 2011.

FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to the Company’s intentions respecting Norsemont and its Constancia project, the Company’s ability to develop its Lalor project, the Back Forty project and 777 North expansion, the ability of management to execute on key strategic and operational objectives and meet production forecasts, exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, estimate of salvage value, costs and timing of the development of new deposits, mineral pricing, reclamation costs, economic outlook, government regulation of mining operations, mine life projections, the ability to maintain a regular dividend on its common shares, the availability of third party concentrate for processing in HudBay’s facilities and the availability of third party processing facilities for HudBay’s concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including the ability to develop and operate the Lalor and Constancia projects on an economic basis and in accordance with applicable timelines, geological and technical conditions at Lalor differing from areas successfully mined by us in the past, the ability to meet required solvency tests to support a dividend payment, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in HudBay’s AIF under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, certain forward-looking information in this MD&A relate to prospective results of operations, financial position or cash flows based on assumptions about future economic conditions or courses of action. Such information is provided in attempt to assist the reader in identifying trends and anticipated events that may affect HudBay’s business, results of operations and financial position and may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. The Company will adopt IFRS as issued by the IASB for the first time in its consolidated annual financial statements for the year ending December 31, 2011, which will include comparative figures for the year ended December 31, 2010. Accordingly, the interim financial statements and related notes for the three and six months ended June 30, 2011 are prepared in accordance with IAS 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards.

Information concerning the mineral properties of the Company has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under Securities Exchange Commission (“SEC”) Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of our Annual Information Form (“AIF”) for the fiscal year ended December 31, 2010, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in HudBay’s Form 40-F filed on March 31, 2011 (File No. 001-34244).

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this MD&A to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this MD&A after it has been modified or superseded.

OUR BUSINESS

HudBay Minerals Inc. (the “Company” or “HudBay”) is a Canadian diversified mining company governed by the Canada Business Corporations Act with assets in North, Central and South America. Through its subsidiaries, HudBay owns copper/zinc/gold mines, ore concentrators and zinc production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a copper project in Peru and a nickel project in Guatemala. HudBay produces copper concentrate (containing copper, gold and silver), zinc metal and zinc oxide. HudBay’s shares are listed on the Toronto and New York stock exchanges under the symbol “HBM”.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)	Jun. 30 2011	Dec. 31, 2010
Cash and cash equivalents	747,710	901,693
Working capital	757,914	883,486
Total assets	2,348,226	2,092,060
Equity[1]	1,800,855	1,624,397

Financial Performance		Three Months Ended				Six Months Ended
($000s except per share and cash cost amounts)		Jun. 30 2011		Jun. 30 2010		Jun. 30 2011		Jun. 30 2010

Revenue			246,823		187,341		424,168		428,647
Profit before tax and asset impairments[1] [2]			69,908		19,926		105,208		54,905
Profit before asset impairments[1] [2]			39,967		4,431		56,764		15,014
Earnings before asset impairments per share[1] [2]			0.23		0.03		0.35		0.10
(Loss) profit before tax			(145,672)		19,794		(112,082)		54,783
(Loss) profit			(171,878)		4,299		(156,791)		14,892
Basic and diluted (loss) earnings per share[1]			(0.97)		0.03		(0.92)		0.10

Operating cash flow [2] [3]			63,467		32,499		109,803		82,013
Operating cash flow per share [2] [3]			0.37		0.22		0.67		0.54

Cash cost (on a co-product basis) [2]
Copper	($/pound)		1.50		—		1.26		—
Zinc	($/pound)		1.00		—		1.00		—
Gold	($/troy oz)		266.00		—		258.00		—
Cash cost per pound of zinc sold [2]		US	(1.12)	US	(0.59)	US	(0.76)	US	(0.45)
Production (HBMS contained metal in concentrate)[4]
Copper	(tonnes)		11,840		12,123		26,226		23,840
Zinc	(tonnes)		16,881		24,961		36,086		40,103
Gold	(troy oz.)		18,439		21,002		42,802		41,012
Silver	(troy oz.)		180,810		235,106		396,733		428,091
Metal Sold
Copper	Cathode & anodes (tonnes)		—		13,067		485		28,948
	Payable metal in concentrate (tonnes)		15,370		543		23,322		543
Zinc	Refined [5] (tonnes)		25,481		22,277		50,359		52,043
Gold	Contained in slimes & anode (troy oz.)		2,160		20,117		2,446		47,624
	Payable metal in concentrate (troy oz.)		25,472		992		38,137		992
Silver	Contained in slimes & anode (troy oz.)		22,851		257,824		30,513		714,528
	Payable metal in concentrate (troy oz.)		231,157		11,220		339,059		11,220

[1]	Attributable to owners of the Company.
[2]	Refer to page 31 for non-IFRS measures. Cash costs on a co-product basis have not been presented for 2010 as the smelter was in operation for a portion of 2010.
[3]	Before changes in non-cash working capital.
[4]	Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
[5]	Zinc sales include sales to our Zochem facility of 7,859 tonnes in the second quarter of 2011. Zochem had sales of 10,611 tonnes of zinc oxide.

EXECUTIVE SUMMARY

Asset impairment caused loss and operating cash flow increased

We recorded profit before asset impairments (a non-IFRS measure) of $40.0 million or $0.23 per share compared to a profit of $4.4 million or $0.03 per share during the second quarter of 2010. During the quarter, we recognized impairment losses of $212.7 million on the Fenix project asset and $1.4 million on available-for-sale investments. With the impairment losses, we recorded a loss of $171.9 million or $0.97 per share. Operating cash flow (a non-IFRS measure) was $63.5 million or $0.37 per share, compared to $32.5 million or $0.22 per share in the second quarter of 2010. (refer to “Non-IFRS Measures” on page 31)

Revenue increased

Revenue increased to $246.8 million during the second quarter of 2011, from $187.3 million in the second quarter of 2010. Most of the increase is attributable to higher metal sales volumes and higher metals prices.

Cost of sales increased

Cost of sales increased to $153.1 million during the quarter, from $146.4 million in the second quarter of 2010, principally due to higher sales volumes.

Production met expectations

Production of all of our key metals was lower in the second quarter of 2011, as compared to 2010 as a result of lower grades associated with the areas mined and limited concentrator availability. Production remains on track to meet our 2011 guidance. Mine production was 577,471 tonnes of ore, reflecting an increase from 574,153 tonnes for the same quarter in 2010 due to the restart of operations at Chisel North.

Cash cost per pound of zinc decreased

Our cash cost per pound of zinc sold, net of by-product credits, was negative US$1.12/lb. compared to negative US$0.59/lb. in the second quarter of 2010 (refer to “Non-IFRS Measures” on page 31). The change was principally due to higher by-product selling prices.

Co-product cash costs

In the third quarter of 2010, we introduced co-product cash costs as a new non-IFRS measure (refer to “Non-IFRS Measures” on page 31). We believe these costs serve as meaningful indicators for investors to evaluate our operations. Costs for the second quarter of 2010 have not been included for comparability because they included substantial purchased copper concentrate volumes together with the cost of the smelter and refinery, which were shut down in mid-2010. During the second quarter, our co-product cash costs per unit sold were $1.50/lb of copper, $1.00/lb of zinc and $266/oz of gold.

Working capital decreased

As at June 30, 2011, working capital was $757.9 million compared to $883.5 million as of December 31, 2010, mostly due to the acquisition of Norsemont. HudBay’s cash and cash equivalents decreased to $747.7 million from $901.7 million as of December 31, 2010 due to our acquisition of Norsemont in the first quarter of 2011, capital expenditures, strategic investments and the payment of dividends.

Safety performance improved

For the second quarter of 2011, we recorded a lost time accident frequency of 0.3 per 200,000 hours worked, compared to 0.6 per 200,000 hours worked for the same quarter in 2010. Year-to-date, we recorded a lost time accident frequency of 0.1 compared to 0.8 for the same period in 2010.

Dividend declared

Our board of directors declared a semi-annual dividend in the amount of $0.10 per common share, payable on September 30, 2011 to shareholders on record on September 15, 2011.

RECENT DEVELOPMENTS

Disposition of Fenix

On August 5, 2011, we announced that we had entered into a definitive agreement with the Solway Group (“Solway”) to sell 100% of our interest in Fenix for US$140 million in cash at closing and US$30 million upon the satisfaction of certain conditions during the course of Solway’s development of the project. Closing of the transaction is expected to occur in the third quarter of 2011.

As a result of the ongoing process to pursue a strategic transaction for Fenix, we determined it was appropriate to recognize an impairment loss on Fenix in the three months ended June 30, 2011. At June 30, 2011, there were still uncertainties that precluded us from classifying the Fenix assets and liabilities as held for sale and classifying its results as discontinued operations. We expect to present the results of the Fenix operations as discontinued operations in the interim financial statements for the three and nine months ending September 30, 2011.

We recognized an impairment loss of $212.7 million during the second quarter to reduce the carrying value of the Fenix project to an estimate of the fair value less costs to sell, with the fair value based on the indicative proposals received from third parties up to June 30, 2011. We allocated the impairment loss to property, plant and equipment.

Acquisition of Norsemont Mining Inc.

Norsemont’s principal asset is the Constancia copper project located in the Cuzco district of southern Peru. Norsemont recently completed a feasibility study optimization (the “FSO”) and filed a NI 43-101 compliant technical report entitled “Norsemont Mining Constancia Project Technical Report” on February 21, 2011 which outlined an increase in reserves utilizing new long-term metal pricing and increasing and sustaining production throughput in the processing plant in the later years of the project.

The FSO contemplates an open pit mine feeding a processing plant at up to 70,000 tonnes per day for the estimated 15 year mine life. The average yearly metal production in concentrate for the life of mine is expected to be 85,000 tonnes of copper, 1,400 tonnes of molybdenum and 69 tonnes of silver. The initial project capital is estimated to be approximately US$920 million with a life of mine average copper cost of US$0.93/lb. We are currently reviewing the work required to optimize and advance the Constancia project, and we expect to be in a position to make a construction decision in early 2012.

We have commenced a 2011 pre-construction program for Constancia with a total cost of US$116 million and will be initiating purchases of equipment in the third quarter of 2011. The program contemplates early equipment procurement for long lead items, a resource model update, metallurgy review and pit optimization study, geotechnical and condemnation drilling and a US$9 million exploration program. Amounts budgeted for key items are set forth in the following table:

Constancia 2011 Program budget	(in US$ millions)
Environmental, Permitting, Land	$12
General and administrative	12
Engineering	10
Construction	27
Procurement	46
Exploration	9

Total	$116

A technical review of the FSO is currently being carried out in conjunction with a number of initiatives from both our earlier due diligence review and the requirements of the existing FSO project schedule, which currently remains the project base case. Subject to Board approval, we expect construction to begin in early 2012, leading toward the first full year of production by 2016.

This work includes items such as additional resource modelling, geotechnical and hydrogeological studies along with further condemnation drilling. Actions are also underway to move the project forward into the next phase of engineering and to prepare for project construction. To maintain the FSO schedule, procurement of long lead items such as the grinding mills and mining fleet is expected to commence by the end of 2011.

As part of the US$116 million pre-construction program, we will also invest US$9 million in exploration at the Constancia project in 2011. To date we have spent $1.7 million in exploration at the Constancia project since March 2011. Exploration will continue to focus on Pampacancha and Chilloroya South, two satellite skarn deposits outside of the main resource area. Drilling at Pampacancha and Chilloroya South is intended to define a high grade, near surface mineral deposit, which may provide mine life optimization opportunities.

In addition to drilling in the area around Constancia, we will carry out work to complete geological mapping, geochemical sampling and geophysical surveys to identify drill-ready targets for 2012. We are currently drilling with three drills at Constancia to explore and define the known mineralization and to step out to test the extensions of the zones as well as to conduct condemnation and geotechnical drilling.

We acquired control of Norsemont effective March 1, 2011 and as at June 30, 2011, we owned 97.8% of Norsemont’s issued and outstanding shares. On July 5, 2011, we acquired the remaining common shares pursuant to a compulsory acquisition. We now own 100% of Norsemont’s issued and outstanding common shares.

Pampacancha Exploration Results

During the quarter, we announced exploration results from Pampacancha. Hole PO-11-072 intersected two main intervals of mineralization, including 121.45 meters of 1.62% copper, 13.62 g/t silver and 1.02 g/t gold (2.4% copper equivalent) and 87.5 meters of 0.46% copper, 2.3 g/t silver and 0.22 g/t gold (0.65% copper equivalent). The possible extension of the skarn mineralization intersected in Hole 11-072 is open to the west for up to 350 meters, and open to the south for up to 500 meters.

The exploration permits required to continue testing the mineralized extent of the Pampacancha deposit were received during the second quarter of 2011. Highlights from recent infill drilling on the Pampacancha deposit include the following:

HOLE	Length	From	To	Cu (%)	MO-(ppm)	Ag (g/t)	Au (g/t)	Cu Eq (%)[1]
PO-11-077	52.5	7.0	59.5	2.48	262	3.23	0.99	3.23
PO-11-079	44.7	62.3	107.0	1.06	419	6.00	0.33	1.54

[1]	Calculated using commodity prices of US$1,000/oz Au, US$20.00/oz Ag, US$2.50/lb Cu and US$13.00/lb Mo.

HOLE	Easting	Northing	Elevation	Azimuth	Dip	Depth
PO-11-077	204,751	8,397,051	4,200.70	88.00	-86.00	203.40
PO-11-079	204,645	8,397,055	4,218.30	94.00	-85.00	183.90

Note: collar coordinates, National Grid UTM coordinates based on the Provisional South America 1956 (PSAD56) datum 19s

Lalor Construction Advancing

On July 5, 2011, our board of directors authorized an additional $144 million in expenditures to construct a new concentrator and paste backfill plant at the Lalor site. This change in capital expenditures increases the overall budget to $704 million, which includes $441 million for the construction of the mine and associated infrastructure, and $263 million for a concentrator and backfill plant adjacent to the main production shaft. The total expenditures include approximately $122 million spent on the project to June 30, 2011. The new concentrator will have a milling capacity of 4,500 tonnes per day and is expected to allow for reduced operating costs, improved economies of scale and efficiencies as opposed to upgrading the current Snow Lake concentrator.

We expect the remaining capital spending to occur over the 2011-2014 period as follows:

(in $ millions)
2011 (2nd half)	$77
2012	190
2013	185
2014	130

Total	$582

Development and site construction have proceeded on schedule and on budget. As of August 8, 2011, the Lalor project has gone over 600 days without a lost time accident, and all safety and environmental systems are in place and working well.

We continue to make significant progress on the planned 3,200 meter access ramp at the Lalor project, having advanced close to 2,500 meters since the project began in December 2009. The ramp is intended to extend to the base of the ventilation shaft that is currently under construction, and we expect to complete the ramp by the fourth quarter of 2011. By year end, we expect the ramp to reach the 810 meter level and continue advancing with multiple headings. We plan to reach the ventilation site in the first quarter of 2012, start initial diamond drilling from underground, access the ore zones and proceed to the main production shaft location.

The ventilation shaft has been presunk to the 30 meter level, and construction is complete on the temporary headframe and hoist arrangement to support the sinking. The shaft crews have commissioned the sinking equipment and, as of August 8, 2011, the vent shaft has been sunk to a depth of approximately 63 meters. The ventilation shaft is scheduled to be completed in the second quarter of 2012 and will provide:

•	Increased ventilation flows for further underground development of Lalor, enabling us to increase the development crews working on the project;

•	Temporary hoisting of ore and waste commencing in the second quarter of 2012, until the main production shaft is completed in 2014; and

•	A second egress from the underground workings.

We have started construction on the permanent main fresh air fan and heater system for the ramp. This work is expected to be completed this summer in preparation for the next heating season.

Surface site construction has proceeded on several fronts. The access road to the site is complete. All power poles for the site have been installed, and we now have full power to the construction site. Water lines for process water and discharge water are complete and are currently being pressure tested. The civil work on the pump stations is proceeding, and pipe and pump installations will follow.

On the main site, construction is proceeding. The water treatment plant is moving ahead with piping, and the civil foundation work is complete. The ventilation plenum, main shaft collar and production hoist foundations have been excavated. The steel framing erection for the hoist house for the main production shaft is near complete. The shaft collar cement has been poured and the crews are mobilizing to complete the pre-sink on the main production shaft by the end of September. The polishing pond is complete and being used for the discharge water from the ventilation shaft sink. Preliminary work on the surface warehouse has started and the mechanical parts for the three hoist have started to arrive in site for installation starting in September.

The construction camp located in the town of Snow Lake is fully commissioned, and we can now accommodate 196 workers. Procurement and tendering is ongoing on the long lead items.

We are continuing with the metallurgical testing of the Lalor ores, focusing on gold optimization and environmental testing of the potential water effluent coming from the concentrator. We are also working on optimizing the reagent package for ore treatment.

Trade-off studies are now complete and indicate that the Lalor orebody is sufficient to support the construction of a new concentrator. We are planning a single stage of crushing straight from the mine bins on surface. The crushed ore will be conveyed to a surface stockpile and then fed to a SAG mill and onto a ball mill. The process will be floatation with various stages of cleaning and a regrind mill on the reject from the copper circuit. The opportunity exists to construct a gold plant which could improve overall gold and silver recoveries.

Reed Copper Project

Base Metal Zone Mineral Resource – March 31, 2011 1

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	2.55	0.6	7.9	4.5	0.9
Inferred	0.17	0.4	4.5	4.3	0.5

[1]	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

We announced a NI 43-101 compliant resource on March 31, 2011 for the Reed copper project, which will allow us to complete a pre-feasibility study. The project, in which we have a 70% joint venture interest, is a high-grade near-surface copper deposit that could be accessed by a ramp with the ore trucked to the Flin Flon concentrator. We are continuing permitting and pre-feasibility efforts throughout 2011. An application for an advanced exploration permit is expected to be submitted in the third quarter.

Exploration at and around the Reed property will continue, with efforts in the immediate future concentrated on near deposit geophysical anomalies as well as completing required exploration on the adjacent option properties, which we are earning into from our joint venture partner VMS Ventures Inc. (“VMS”).

Exploration

HudBay continues to invest in exploration in Northern Manitoba. Three drills are operating near the Lalor project and two drills are concentrating on geophysical anomalies peripheral to the Lalor deposit. An underground drill from the Lalor ramp is testing geophysical and geological targets. Results will be disclosed as they are compiled and evaluated.

Two drills are operating at the Reed copper project and targeting regional geophysical anomalies within three kilometers of the project in an aim to meet work commitment requirements and test known geophysical anomalies or properties under option from VMS.

One drill remains operating in Flin Flon, Manitoba testing near mine geophysical targets and trends, and we are carrying out a continual underground exploration program at the 777 mine. A helicopter serviced drill continues to test the inventory of geophysical targets in the Flin Flon greenstone belt, with a second rig intended to be added during the third quarter.

Exploration at the Company’s Tom and Jason properties in the Yukon is set to begin in mid-August, with two drills testing possible extensions to known mineralization and enabling collection of metallurgical samples required for the preparation of economic assessments. The Tom and Jason properties include an indicated mineral resource of 6.4 million tonnes of 6.33% zinc, 5.05% lead, and 56.55 g/t silver and an inferred resource of 24.6 million tonnes of 6.71% zinc, 3.48% lead and 33.85 g/t silver. The exploration on these properties is intended to assist with upgrading and expanding the current mineral resource and provide the necessary information for a preliminary economic assessment in early 2012.

Two drill rigs continued exploration at Pampacancha in addition to Hole PO-11-072 which intersected 121.45 meters of 1.62% copper, 13.62 g/t silver and 1.02 g/t gold as highlighted in the company press release of dated June 14, 2011. Assays from several infill holes have returned good results demonstrating the continuity of copper mineralization in the Pampacancha deposit. We received the required exploration permits to continue testing the mineralized extent of Pampacancha during the second quarter. We completed induced polarization and magneto-telluric surveys during the quarter on the Chilloroya South and Pampacancha prospects, and the surveys are currently being evaluated.

Qualified Person

The technical and scientific information contained in this MD&A has been approved by Cashel Meagher, P. Geo, our Vice-President, Exploration. Mr. Meagher is a qualified person pursuant to NI 43-101.

FINANCIAL REVIEW

Impairments caused loss in the second quarter of 2011

For the second quarter, we recorded a loss of $171.9 million, compared to a profit of $4.3 million from the second quarter of 2010. Year-to-date, we recorded a loss of $156.8 million compared to a profit of $14.9 million from the same period in 2010. For an explanation of classification of expenses on our income statement, refer to “Adoption of IFRS” on page 35. Significant variances affecting the second quarter results compared to the same period in 2010 are as follows:

(in $ millions)	Three Months Ended Jun. 30, 2011	Six Months Ended Jun. 30, 2011

Increase (decrease) in components of profit:
Revenues	59.5	(4.5)
Cost of sales
Depreciation and amortization	8.2	15.5
Other cost of sales	(14.9)	32.8
Selling and administrative expenses	(4.7)	(12.8)
Exploration and evaluation	5.9	11.1
Other operating income	2.2	2.6
Other operating expenses	7.8	8.3
Asset impairment loss	(212.7)	(212.7)
Finance income	0.9	2.2
Finance expenses	(0.8)	(1.2)
Other finance losses (gains)	(16.9)	(8.2)
Tax	(10.7)	(4.8)

Decrease in profit compared to the same period in 2010	(176.2)	(171.7)

The significant decline in profit during the three and six month periods was primarily due to non-cash impairment losses of $214.1 million consisting of $212.7 million recognized on Fenix project assets and $1.4 million on available-for-sale investments. Excluding the impairment losses, our increase in profit compared to the previous period was $34.1 million and $38.6 million for the three and six month periods ended June 30, 2011, respectively.

Revenue increased in the second quarter of 2011

Total revenue for the second quarter was $246.8 million; $59.5 million higher than the same quarter in 2010. Year-to-date revenue was $424.2 million, $4.5 million lower than the same period in 2010. These variances are due to the following:

(in $ millions)	Three Months Ended Jun. 30, 2011	Six Months Ended Jun. 30, 2011

Metal prices
Higher copper prices	24.2	56.2
Higher zinc prices	4.5	6.5
Higher gold prices	5.1	14.3

Sales volumes
Higher (lower) copper sales volumes	20.5	(46.5)
Higher (lower) zinc sales volumes	7.4	(4.0)
Higher (lower) gold sales volumes	11.1	(10.2)

Other
Unfavorable change in foreign exchange	(10.3)	(24.0)
Other volume and pricing differences	(3.0)	3.2

Increase (decrease) in net revenues in 2011 compared to 2010	59.5	(4.5)

Our revenue by significant product types is summarized as follows:

	Three Months Ended		Six Months Ended
(in $ millions)	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010
Copper	137.1	98.1	215.1	218.0
Zinc	40.4	34.4	82.1	91.4
Gold	41.0	26.2	58.7	58.0
Silver	8.8	5.0	13.0	13.0
Other	29.8	25.0	71.0	50.8

Gross revenue	257.1	188.7	439.9	431.2
Less: treatment and refining charges	(10.2)	(1.4)	(15.7)	(2.6)

Revenue	246.9	187.3	424.2	428.6

Realized prices increased in the second quarter of 2011

			Realized prices[1] for quarter ended			Realized prices[1] for six months ended
		LME Q2 2011[2]	Jun. 30 2011	Jun. 30 2010	LME YTD 2011 [2]	Jun. 30 2011	Jun. 30 2010

Prices in US$
Copper	US$/lb.	4.15	4.17	3.18	4.26	4.20	3.24
Zinc	US$/lb.	1.02	1.08	0.99	1.05	1.10	1.04
Gold	US$/troy oz.	1,504	1,528	1,199	1,444	1,482	1,149
Silver	US$/troy oz.	38.17	35.75	17.71	34.92	35.91	17.16

Prices in C$
Copper	C$/lb.	4.02	4.05	3.27	4.17	4.10	3.36
Zinc	C$/lb.	0.99	1.04	1.01	1.03	1.07	1.08
Gold	C$/troy oz.	1,456	1,483	1,239	1,411	1,447	1,190
Silver	C$/troy oz.	36.94	34.71	18.34	34.11	35.06	17.84
Exchange rate	US$1 to C$		0.97	1.03		0.98	1.04

[1]

Realized prices are before refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices for copper in 2010 reflect an average of prices realized for copper cathode and spent anode sales and sales of contained copper in concentrate. Realized prices for gold and silver in 2010 reflect an average of prices realized for precious metal slimes and spent anode sales and sales of contained gold and silver in concentrate.

[2]	LME average for copper, zinc and gold prices. London Spot US equivalent for silver prices.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and transfer of risk and title with customers.

Outlook (see Forward-Looking Information – page 2)

Revenues will continue to be affected by the volume of purchased zinc concentrates and the market prices of copper, zinc, gold and silver, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. Average market prices for copper and gold in 2011 to date have been higher than average prices in 2010. If this trend continues, it will positively impact revenues in 2011 as compared to 2010.

In addition, we expect the sale of excess copper concentrate inventory over the balance of 2011 will result in higher copper and gold sales quantities in 2011 compared to 2010, assuming that we achieve our production objectives and obtain sufficient rail car capacity.

Cost of sales increased in the second quarter of 2011

	Three Months Ended		Six Months Ended
($000s)	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010
Non-IFRS detailed cost of sales[1]

Mines
777	12,599	12,529	26,750	26,789
Trout Lake	10,890	8,494	23,919	18,106
Chisel North	5,987	5,468	11,694	5,468

Concentrators
Flin Flon	6,843	5,523	13,581	10,932
Snow Lake	1,240	1,487	2,748	1,487

Metallurgical plants
Zinc plant	19,675	17,136	40,283	36,259
Copper smelter	—	8,869	—	20,896
Zochem	5,356	10,879	11,290	14,770

Other
Services and site administration	14,196	11,449	27,060	22,940
Purchased concentrate (before inventory changes)	19,754	8,248	27,285	17,313
HBMS employee profit sharing	6,254	3,437	8,736	7,684
Net profits interest	4,586	3,936	10,433	7,365
Distribution, anode freight and refining	11,454	7,277	19,065	14,866
Other	615	261	747	4,107
Changes in domestic inventory:
Opening inventory	103,927	66,430	94,656	105,074
Closing inventory	(97,312)	(60,291)	(97,312)	(60,291)
Depreciation and amortization	27,008	35,223	51,458	66,941

Cost of sales, per financial statements	153,072	146,355	272,393	320,706

[1]	Refer to “Non-IFRS Measures” on page 31.

Total cost of sales for the quarter was $153.1 million, reflecting an increase of $6.7 million from the second quarter of 2010, with higher zinc concentrates purchases offset in part by decrease due to elimination of smelter costs and depreciation.

Year-to-date cost of sales was $272.4 million, reflecting a decrease of $48.3 million from year-to-date 2010 with higher zinc concentrate purchases offset by decreases due to lower sales volumes and the elimination of smelter costs and depreciation.

		Three Months Ended		Six Months Ended
Unit Operating Costs		Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010

Mines
777	$/tonne	33.49	33.42	36.01	35.69
Trout Lake	$/tonne	82.37	61.70	93.03	64.00
Chisel North	$/tonne	86.67	56.51	85.85	56.11

Total Mines	$/tonne	51.04	42.68	54.89	44.35

Concentrators
Flin Flon	$/tonne	14.15	11.07	13.85	10.51
Snow Lake	$/tonne	22.39	20.02	25.29	20.02

Metallurgical Plant
Zinc Plant	$/lb. Zn	0.343	0.362	0.353	0.339

For the second quarter, other significant variances in expenses for 2011 as compared to 2010 include the following:

•

Selling and administrative expenses increased by $4.7 million, totaling $9.8 million for the second quarter of 2011. The increase was mainly due to advisory fees, severance costs and an increased head count.

•

Exploration and evaluation decreased by $5.9 million to $12.9 million in the second quarter of 2011. In 2010, we expensed costs relating to Lalor, as it was in its exploration and evaluation stage. In 2011, the project fulfilled the criteria of a development project, and we began capitalizing Lalor costs.

•	Other operating income increased by $2.2 million to $2.2 million for the second quarter of 2011, as we recognized a gain on the sale of WPCR.

•

Other operating expenses decreased by $7.8 million to $2.7 million mainly related to changes in decommissioning and restoration liabilities for properties with no remaining useful life. During the second quarter of 2010, we recognized an expense of $5.0 million in our IFRS financial statements related to an additional decommissioning and restoration liability for Balmat.

•	Finance income increased by $0.9 million to $1.8 million during the second quarter of 2011, due to higher interest rates on Canadian dollar cash and cash equivalent balances.

•

Other finance gains/losses decreased from a gain of $13.4 million in the second quarter of 2010 to a loss of $3.4 million in the second quarter of 2011. Included in other finance gains for the second quarter of 2010 were foreign exchange gains of $12.2 million.

For the year to date, other significant variances in expenses from operations for 2011 as compared to 2010 include the following:

•

Selling and administrative expenses increased by $12.8 million, totaling $22.2 million year-to-date 2011. The increase was mainly due to costs of $5.8 million arising from the acquisition of Norsemont in the first quarter of 2011, severance costs in the second quarter, a higher headcount and corporate development costs.

•

Exploration and evaluation decreased by $11.1 million to $22.6 million year-to-date in 2011. The main contributor to the decrease is the change in status of Lalor from exploration and evaluation stage to development stage.

•	Other operating income increased by $2.6 million as a result of a gain recognized on the sale of WPCR.

•

Other operating expenses decreased by $8.3 million to $5.4 million. In the second quarter of 2010, we recognized an expense of $5 million related to an additional decommissioning and restoration obligation at Balmat.

•	Finance income increased by $2.2 million, mainly due to higher interest rates on cash and cash equivalents.

•	Other finance gains/losses decreased by $8.2 million, due to a $5.8 million increase in foreign exchange losses and $1.4 million in impairment of available-for-sale investments.

Tax Expense

During the six months ended June 30, 2011, tax expense increased by $4.8 million compared to the same period in 2010.

	Three Months Ended		Six Months Ended
	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010
	($000s)
Non-cash – income tax expense (benefit)[1]	$(3,396)	$(5,124)	$170	$(1,691)
Non-cash – mining tax expense (benefit)[1]	253	(900)	703	(29)

Total non-cash tax expense	(3,143)	(6,024)	873	(1,720)

Estimated current taxes payable – income tax	16,186	13,404	23,573	26,044
Estimated current taxes payable – mining tax	13,163	8,115	20,263	15,567

Total estimated current taxes payable	29,349	21,519	43,836	41,611

Tax expense	$26,206	$15,495	$44,709	$39,891

[1]	Non-cash tax expenses represent our draw-down/increase of non-cash future income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate for year-to-date 2011 was approximately negative 21.2% (year-to-date 2010 – 44.5%). As a result, year-to-date, we recorded a net income tax expense of $23.7 million.

Based on the statutory income tax rate of 29.2%, we would have expected to record a tax recovery of approximately $32.7 million based on loss before tax of $112.1 million; however we recorded a tax expense of $23.7 million (year-to-date 2010 – tax expense of $24.4 million). The significant items causing the Company’s effective income tax rate to be different than the 29.2% statutory income tax rate include:

•

Impairment loss of $212.7 million that was recorded to reduce the carrying value of the Fenix project to an estimate of the fair value less costs to sell the project. We recorded a deferred tax recovery of $3.6 million related to the impairment as the deferred tax recovery will only be recognized to the extent of any Canadian accrued gains based on the projected applicable capital gains tax rate of 12.5%.

•	Norsemont transaction costs of $5.7 million which are not deductible for income tax purposes.

•

Increase to our valuation allowance with respect to increases in our temporary differences realized in 2011 year-to-date of $4.8 million (year-to-date 2010 – $3.7 million) that relate to obligations associated with mine closure.

•

Certain of our foreign operations recorded losses of $5.1 million (year-to-date 2010 – $22.8 million). These losses cause temporary differences, which result in a future tax asset. However, we have determined that we are not more likely than not to realize the benefit related to these future tax assets; accordingly we have increased our valuation allowance, which offsets the future tax asset.

Mining Tax Expense

The Province of Manitoba imposes mining tax on net earnings related to the sale of mineral products mined in Manitoba (mining taxable profit) at the following rates:

•	10% of total mining taxable profit if mining profit is $50 million or less;

•	15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•	17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be 17%.

Based on the statutory mining tax rate of 17%, we would have expected to record a tax recovery of approximately $19.1 million based on loss before tax of $112.1 million; however, we recorded a tax expense of $21.0 million (year-to-date 2010 – tax expense of $15.5 million). Year-to-date 2011, our effective rate for mining taxes was approximately negative 18.7% (year-to-date 2010 – 28.4%), primarily due to the Fenix impairment which is not included in mining taxable profits. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2011		2010				2009[1]
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	($000s)
Revenue	246,823	177,345	184,607	167,778	187,341	241,306	166,673	194,608
(Loss) profit before tax	(145,672)	33,590	21,597	13,056	19,794	34,989	9,620	32,515
(Loss) profit	(171,878)	15,087	7,869	(1,743)	4,299	10,593	7,365	19,727
(Loss) earnings per share:
Basic	(0.97)	0.11	0.07	(0.01)	0.03	0.07	0.05	0.13
Diluted	(0.97)	0.11	0.07	(0.01)	0.03	0.07	0.05	0.13

[1]

We adopted IFRS in fiscal 2011 with a transition date of January 1, 2010. The quarterly data for 2009 is presented in conformity with Canadian GAAP and has not been restated under IFRS. Accordingly, it may not be comparable with the information for fiscal 2010 and 2011. See “Adoption of IFRS” on page 35 for a description of the significant differences between Canadian GAAP and IFRS for HudBay.

In the second quarter of 2011, we recorded a loss as a result of impairments on our Fenix project asset and available-for-sale investments. Excluding the asset impairments of $214.1 million, profit before tax for the quarter was $68.5 million, as a result of higher sales volumes and higher prices. Profits in 2010 were affected by increased expenditures on Lalor. Under IFRS, we expensed Lalor costs in 2010, as a reserve statement had not been completed until December 31, 2010, at which time we began to capitalize costs directly attributable to developing Lalor. 2010 revenues were significantly higher compared to 2009 due to higher copper and zinc prices, offset by lower sales volumes and a stronger Canadian dollar.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition at June 30, 2011 compared to Financial Condition as at December 31, 2010

Cash and cash equivalents decreased by $154.0 million from December 31, 2010 to $747.7 million as at June 30, 2011. The decrease in our cash and cash equivalents during 2011 was due mainly to our acquisition of Norsemont, payment of taxes, capital expenditures, purchase of strategic investments and payment of dividends. We hold our cash and cash equivalents in low-risk, liquid investments with major Canadian banks.

Working capital decreased by $125.6 million to $757.9 million from December 31, 2010 to June 30, 2011. In addition to the lower cash and cash equivalents position, receivables decreased by $37.2 million due to timing of payments and inventory decreased by $2.2 million. Taxes payable decreased due to payments that were made during the quarter. Offsetting these decreases in current assets were decreases in current liabilities; in particular, other liabilities decreased by $30.3 million as we recognized previously deferred revenue.

The following table summarizes our cash flows for the three and six months ended June 30, 2011 and June 30, 2010.

	Three Months Ended		Six Months Ended
($000s)	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010

(Loss) profit before tax	(145,672)	19,794	(112,082)	54,783
Items not affecting cash	236,846	32,684	259,604	67,372

	91,174	52,478	147,522	122,155
Net change in non-cash working capital items	8,463	18,112	(2,375)	17,313
Taxes paid	(17,637)	2,270	(70,491)	(2,238)

Cash generated by operating activities	82,000	72,860	74,656	137,230
Cash generated by (used in) investing activities	(34,543)	(32,100)	(208,834)	(53,562)
Cash generated by (used in) financing activities	37	(41,618)	(17,327)	(59,345)
Effect of movement in exchange rates on cash and cash equivalents	(1,115)	2,643	(2,478)	641

Increase (decrease) in cash and cash equivalents	46,379	1,785	(153,983)	24,964

Operating cash flow before changes in non-cash working capital[1]	63,467	32,499	109,803	82,013

[1]	Refer for non-IFRS measures on page 31.

Cash Flow from Operating Activities

Operating cash flow before changes in non-cash working capital (refer to non-IFRS measures on page 31) increased to $63.5 million from $32.5 million in 2010 mainly as a result of higher sales volumes and higher prices received for copper and gold. Including the effect of changes in non-cash working capital (including taxes receivable and payable), operating activities generated $82.0 million of cash flows in the second quarter, representing a $9.1 million increase compared to the same period in 2010. This increase was mainly driven by stronger sales volumes and higher metal prices. Year-to-date operating cash flow before changes in non-cash working capital was $109.8 million, reflecting an increase of $27.8 million from the same period in 2010.

Cash Flow from Investing and Financing Activities

During the second quarter of 2011, our investing and financing activities used cash of $34.5 million, primarily driven by capital expenditures of $55.2 million and the acquisition of $4.2 million in strategic investments offset by the sale of $20.1 million in short term investments and $2.9 million from the sale of WPCR. In 2010, cash was used for capital expenditures of $31.2 million and repurchase of common shares of $41.7 million.

Year-to-date, we used $226.2 million in investing and financing activities as we invested in Lalor and the acquisition of Norsemont. Partially offsetting the use in cash was the sale of $20.1 million in short term investments.

Capital Expenditures

The following summarizes cash additions1 to capital assets:

	Three Months Ended		Six Months Ended
(in $ millions)	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010
Plant and Equipment	11.0	19.9	17.1	28.8
Capital Development	4.4	7.8	9.6	22.4
Capitalized Exploration	3.3	0.8	6.7	1.7
Capitalized Fenix Project	3.5	0.6	7.3	1.5
Capitalized Lalor Project	37.9	2.0	66.9	2.0
Capitalized Constancia Project	3.9	—	4.9	—

	64.0	31.1	112.5	56.4
Less: capital accruals	(8.8)	0.1	(11.7)	(2.9)

Total	55.2	31.2	100.8	53.5

[1]	Excludes non-cash additions such as changes resulting from estimates relating to decommissioning and restoration liabilities and capitalized depreciation.

Our capital expenditures for the six months ended June 30, 2011 was $47.3 million higher than the same period in 2010, mainly due to higher capitalized expenditures on Lalor. Reduced sustaining capital expenditures were partially offset by capitalized expenditures on our Lalor Project and Fenix Project.

	Three Months Ended		Six Months Ended
(in $ millions)	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010
777 Mine	5.4	5.2	12.5	10.8
Trout Lake Mine	—	4.4	—	8.8
Chisel North Mine	0.2	0.8	0.4	7.8
Flin Flon and Snow Lake Concentrators	0.3	1.1	0.4	1.5
Flin Flon and Snow Lake Other	5.4	11.6	9.4	17.2
Zinc Plant	0.6	5.3	1.1	5.6
Other	4.2	—	4.8	0.6

Sustaining capital expenditures	16.1	28.4	28.6	52.3

Lalor Project	37.9	1.5	66.9	2.0
Fenix Project	3.5	0.6	7.3	1.5
Constancia Project	3.9	—	4.9	—
777 North	2.6	—	4.6	—
Back Forty Project	—	0.6	0.2	0.6

Growth capital expenditures	47.9	2.7	83.9	4.1

Less: capital accruals	(8.8)	0.1	(11.7)	(2.9)

Total	55.2	31.2	100.8	53.5

Liquidity

On November 3, 2010, we entered into a credit agreement with a syndicate of banks for a new US$300 million revolving credit facility. The facility has an initial term of four years and is secured by a pledge of assets of the parent company and unconditionally guaranteed by our material subsidiaries. The facility contains customary limitations on our ability to make dividend and other payments to shareholders, none of which are expected to affect our ability to continue with the dividend policy currently in place. The facility also contains customary financial maintenance covenants, including minimum tangible net worth, debt to EBITDA and interest coverage, which we were in compliance with at June 30, 2011. At June 30, 2011, we had $58.7 million in letters of credit outstanding which would otherwise been secured with cash and cash equivalents.

Our cash and cash equivalents balance of $747.7 million provides a substantial cushion against unanticipated demands on liquidity, although expenditures on the Lalor Project and the Constancia Project are expected to utilize part of this cash balance. We are pursuing long-term debt financing to maintain our financial flexibility in anticipation of a formal decision in early 2012 to commence construction at Constancia.

CAPITAL COMMITMENTS

As at June 30, 2011, the Group had outstanding capital commitments of approximately $143 million related to its Lalor project and $39 million related to its Constancia project, including amounts pursuant to contracts the Group is able to terminate upon relatively short notice.

RISK MANAGEMENT

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metal Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metal prices, unless a reason exists to implement a hedging arrangement. We may hedge base metal prices from time to time to ensure we will have sufficient cash flow to meet our growth objectives, or to maximize debt capacity (and correspondingly minimize equity dilution) to the extent that third party financing may be needed to fund growth initiatives. However, we will generally prefer to raise financing for attractive growth opportunities through equity issuance if the only alternative is to engage in a substantial amount of strategic metal price hedging. We may also hedge base metal prices to manage the risk of putting higher cost operations into production or the risk associated with provisional pricing terms in concentrate purchase and sales agreements.

In October 2009, we implemented a price protection program for the restart of our Chisel North mine. We entered into zinc commodity swap contracts with an average volume of approximately 2.0 million pounds of zinc per month for the period May 2010 through July 2012, at an average price of approximately $1.01 per pound. This volume represents approximately 50% of the anticipated production from Chisel North. Hedge accounting was applied to these transactions.

Zinc and Zinc Oxide Customer Risk Management

To provide a service to customers who purchase zinc and zinc oxide from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

Foreign Exchange Risk Management

In October 2009, we also entered into foreign exchange forwards to hedge anticipated US dollar revenues. We agreed to sell US dollars and purchase C$1.45 million per month for the same period as the zinc swap contracts described above, at an average rate of approximately C$1.07 per US dollar. Hedge accounting was applied to these transactions.

Hedging Gains and Losses

During the six months ended June 30, 2011, we reclassified pre-tax net gains of $0.1 million from other comprehensive income (“OCI”) to profit related to the zinc and foreign exchange hedges described above. Of the $0.3 million pre-tax losses in the hedging reserve at June 30, 2011, $0.2 million will be reclassified to the income statement in the next twelve months.

OPERATIONS OVERVIEW

Mines

		Three Months Ended		Six Months Ended
Mines		Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010
777
Ore	tonnes	376,176	374,856	742,827	750,617
Copper	%	2.98	2.71	3.15	2.53
Zinc	%	3.61	5.03	3.57	4.29
Gold	g/tonne	1.94	2.13	2.19	1.99
Silver	g/tonne	22.86	29.91	24.31	26.47
Trout Lake
Ore	tonnes	132,213	137,678	257,117	282,905
Copper	%	2.05	2.32	2.22	2.28
Zinc	%	2.88	3.19	3.59	2.99
Gold	g/tonne	0.92	1.51	1.10	1.23
Silver	g/tonne	10.70	14.10	11.86	13.75
Chisel North Zinc Ore
Ore	tonnes	55,130	61,619	107,647	79,763
Zinc	%	5.98	8.03	6.75	7.60
Chisel North Copper Ore
Ore	tonnes	13,952	—	28,567	—
Copper	%	1.44	—	1.57	—
Zinc	%	4.03	—	2.57	—
Gold	g/tonne	4.09	—	2.61	—
Silver	g/tonne	30.47	—	25.58	—
Total Mines[1]
Ore	tonnes	577,471	574,153	1,136,158	1,113,285
Copper	%	2.46	2.35	2.62	2.30
Zinc	%	3.68	4.91	3.85	4.20
Gold	g/tonne	1.64	1.79	1.82	1.71
Silver	g/tonne	21.04	25.02	21.77	22.97

[1]	For unit operating costs, refer to page 16.

777 Mine

Ore production at our 777 mine for the second quarter was slightly higher, as compared to the same period in 2010 and in line with expectations for the quarter. The mine production hoist was down for a planned rope change in May for three days and no ore was hoisted during this period. The copper grade was higher by 10%, and the zinc grade was lower by 28%, due to the areas we mined during the quarter. The gold grade was 9% lower, and the silver grade was 24% lower, also due to the areas mined in the quarter. Operating costs per tonne of ore in the second quarter of 2011 were slightly higher as compared to the same period in 2010.

Ore production at the 777 mine for year-to-date 2011 decreased by 1% compared to 2010. Compared with grades in 2010, the copper grade was 25% higher, zinc grade was 17% lower, gold grade was 10% higher and silver grade was 8% lower. The higher copper grades are attributed to the areas mined. Operating costs at $36.01 per tonne of ore were 1% higher as compared to 2010.

Trout Lake Mine

Ore production at Trout Lake for the second quarter of 2011 was 4% lower as compared to the same quarter in 2010. The decrease in production was in line with expectations for the quarter, and Trout is expected to exhaust its reserves early in 2012. Copper grade was 12% lower and zinc grade was 10% lower, due to the areas mined during the quarter. Also due to the areas mined, gold grade was 39% lower and silver grades were 24% lower. Operating costs per tonne of ore were 34% higher as compared to the second quarter of 2010 as more development costs are being expensed directly due to the short remaining mine life.

Ore production at Trout Lake decreased by 9% for year-to-date 2011 compared to year-to-date 2010. Copper grade was 3% lower due to difficulty in mining some pillars. Zinc grade was 20% higher, gold grade was 11% lower and silver grade was 14% lower. Operating costs per tonne of ore mined were 45% higher, as we expensed all development costs in 2011 due to the short remaining reserve life.

Chisel North Mine

On October 9, 2009, we announced that we would restart operations at our Chisel North mine in Snow Lake and commenced full production in the second quarter of 2010.

Ore production at Chisel North for the second quarter of 2011 was 69,082 tonnes and was in line with expectations for the quarter. We mined 55,130 tonnes of zinc ore at a grade of 6.0% for processing at the Snow Lake concentrator. Operating cost per tonne of ore was $85.85 for the quarter.

Ore production at Chisel North for year-to-date 2011 was 35% higher compared to year-to-date 2010. Zinc ore grade was 11% lower, due to lower grades experienced in some areas of the mine. Operating costs were 53% higher, related primarily to the higher cost of underground consumables, increased maintenance costs and higher development costs.

Concentrators

		Three Months Ended		Six Months Ended
Concentrators		Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010
Flin Flon Concentrator
Ore	tonnes	483,536	498,920	980,810	1,040,009
Copper	%	2.60	2.60	2.85	2.46
Zinc	%	3.36	4.53	3.53	3.94
Gold	g/tonne	1.68	1.97	1.92	1.78
Silver	g/tonne	19.72	25.70	21.12	23.04
Copper concentrate	tonnes	47,199	48,148	105,515	96,685
Concentrate grade	% Cu	25.08	25.18	24.86	24.66
Zinc concentrate	tonnes	26,618	37,367	56,737	66,474
Concentrate grade	% Zn	51.24	52.39	51.04	52.23

Copper recovery	%	94.0	93.5	93.7	93.2
Zinc recovery	%	84.1	86.5	83.6	84.7
Gold recovery	%	70.6	66.6	70.9	68.4
Silver recovery	%	59.0	57.0	59.6	55.6
Chisel North Concentrator
Ore	tonnes	55,384	74,265	108,667	74,265
Zinc	%	6.15	7.55	6.86	7.55
Zinc concentrate	tonnes	6,485	10,724	14,065	10,724
Concentrate grade	% Zn	50.00	50.21	50.68	50.21
Zinc recovery	%	95.2	96.0	95.7	96.0

For unit operating costs, refer to page 16.

		Three Months Ended		Six Months Ended
		Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010
HBMS contained metal in concentrate
Copper	tonnes	11,840	12,123	26,226	23,840
Zinc	tonnes	16,881	24,961	36,086	40,103
Gold	troy oz.	18,439	21,002	42,802	41,012
Silver	troy oz.	180,810	235,106	396,733	428,091

Flin Flon Concentrator

For the second quarter of 2011, ore processed decreased by 3% compared to the same period in 2010. Throughput was restricted in the second quarter due to an unplanned liner change in the ball mill and a planned four day maintenance shutdown in May. Copper head grade was unchanged and zinc head grade was 26% lower. The gold head grade was 15% lower, and the silver head grade was 23% lower. Recovery of copper and zinc to concentrate were marginally higher, while zinc recovery to concentrate was lower, attributable to the lower head grades as compared to the same period in 2010. Operating cost per tonne of ore processed increased by 28%, primarily related to higher maintenance and consumables.

Ore processed for year-to-date 2011 decreased by 6% compared to 2010 levels. Zinc head grade was 10% lower than last year, while copper head grade was 16% higher, consistent with the ore received from the 777 and Trout Lake mines. Recovery of zinc to concentrate was 15% lower, and copper concentrates were 9% higher \than the same period in 2010. Operating costs per tonne of ore processed were 32% higher, primarily related to maintenance and consumables.

Chisel North Concentrator

On October 30, 2009, we announced the restart of the Chisel North mine and concentrator. Full production was reached in the second quarter of 2010.

During the second quarter of 2011 the concentrator treated 55,384 tonnes of zinc ore at a grade of 6.15% with a recovery of 95.2% and a concentrate grade of 50.0% zinc. Operating costs for the second quarter were $22.39 per tonne milled.

Year-to-date, ore processed was 46% higher in 2011 than in 2010. In 2011, zinc ore head grade was lower by 9%, and zinc recovery to concentrate was slightly lower due to the lower head grades experienced. Operating costs for the 2010 year were $25.29 per tonne.

Metallurgical Plants

Metal Produced and Sold

		Three Months Ended		Six Months Ended
		Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010
Refined Metal Produced[1]
Metal from HBMS Concentrates
Copper[2]	tonnes	—	8,075	—	19,770
Zinc	tonnes	17,329	17,241	37,149	38,944
Gold[2]	troy oz.	—	14,885	—	35,649
Silver[2]	troy oz.	—	163,012	—	372,372
Metal from HBMS Purchased Concentrates
Copper[2]	tonnes	—	18	—	48
Zinc	tonnes	8,685	4,247	14,624	9,555

Total HBMS Metal Produced
Copper[2]	tonnes	—	8,093	—	19,818
Zinc	tonnes	26,014	21,488	51,773	48,499
Gold[2]	troy oz.	—	14,885	—	35,649
Silver[2]	troy oz.	—	163,012	—	372,372
Metal Sold
Copper	tonnes
Cathode & anodes[3]		—	13,067	485	28,948
Payable metal in concentrate[3]		15,370	543	23,322	543
Zinc refined	tonnes	25,481	22,277	50,359	52,043
Gold	troy oz.
Contained in slimes and anode		2,160	20,117	2,446	47,624
Payable metal in concentrate[3]		25,472	992	38,137	992
Silver	troy oz.
Contained in slimes and anode		22,851	257,824	30,513	714,528
Payable metal in concentrate[3]		231,157	11,220	339,059	11,220

[1]	Due to the closure of the smelter in 2010, we now produce refined zinc and copper concentrate only.
[2]	Production excludes recycled spent anode and represents non-recycled anode production only.
[3]	Copper concentrate was not sold in the first quarter of 2010 while the smelter was in operation. Only minimal amounts of cathode and anode were sold during the first quarter of 2011.

Metallurgical Plant Production

		Three Months Ended		Six Months Ended
		Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010
Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	35,955	34,525	79,761	78,492
Purchased	tonnes	17,298	8,066	29,337	18,131

Total	tonnes	53,253	42,591	109,098	96,623
Zinc Oxide
Zinc from HudBay	tonnes	7,859	4,930	14,843	12,210
Zinc from others	tonnes	373	3,194	1,351	3,196

Total zinc consumption	tonnes	8,232	8,124	16,194	15,406
Zinc oxide produced	tonnes	10,154	10,021	20,020	18,953
Zinc oxide sold	tonnes	10,611	10,242	20,641	18,796

For unit operating costs, refer to page 16.

Zinc Plant

Our Flin Flon, Manitoba zinc plant uses leading-edge technology to produce special high grade zinc and includes an oxygen plant, a two-stage pressure leaching plant, a four-step solution purification, an electrolysis plant and a casting plant.

Production of cast zinc in the second quarter of 2011 was 21% higher than the same quarter in 2010 when the biennial shutdown occurred. Operating costs per pound of zinc metal produced were 5% lower during the second quarter of 2011 as a result of lower metal production.

Year-to-date, production was 51,773 tonnes of cast metal, 7% higher than in 2010 again due to biennial shutdown. Operating costs per pound were up 4% due to a reduction in materials and maintenance costs.

Zinc Oxide Facility – Zochem

During the second quarter of 2011, Zochem consumed 7,859 tonnes of HBMS zinc and purchased 373 tonnes from other sources. In comparison to the second quarter of 2010, sales volumes increased by 4%, while production levels increased by 1%.

Year-to-date, Zochem consumed 14,843 tonnes of HBMS zinc and 1,351 tonnes of third party zinc, resulting in a production of 20,020 tonnes of zinc oxide. In comparison to the second quarter of 2010, sales volumes increased by 10%, while production levels increased by 6% in response to stronger customer demand.

OUTSTANDING SHARE DATA

As of August 8, 2011, there were 171,935,443 common shares of HudBay issued and outstanding. In addition, options for a maximum aggregate of 4,070,381 common shares were outstanding.

NON-IFRS MEASURES

Operating cash flow before changes in non-cash working capital, operating cash flow per share, detailed operating expenses, co-product cash costs, cash cost per pound of zinc sold, profit before tax and asset impairment, profit before asset impairment and earnings per share before asset impairment are included in this MD&A because these measures are performance indicators that we use internally to monitor performance. We use these measures to assess how well we are performing compared to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. We believe that the inclusion of these measures in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess our performance. These measures do not have a meaning presented by IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Profit before tax and asset impairment, profit before asset impairment, earnings before asset impairment per share1

	Three Months Ended		Six Months Ended
($000s except per share amounts)	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010

(Loss) profit	(171,878)	4,299	(156,791)	14,892
Adjustments:
Taxes	26,206	15,495	44,709	39,891
Impairment, available-for-sale investments	1,390	—	1,390	—
Impairment, Fenix	212,739	—	212,739	—

Profit before tax and asset impairments	68,457	19,794	102,047	54,783
Add: non-controlling interest	4,959	132	6,669	122
Less: impairment attributable to non-controlling interests	(3,508)	—	(3,508)	—

Profit before tax and asset impairments[1]	69,908	19,926	105,208	54,905

Profit before tax and asset impairments[1]	69,908	19,926	105,208	54,905
Less: taxes	(26,206)	(15,495)	(44,709)	(39,891)
Less: tax recovery relating to impairment of:
Available-for-sale investments	(174)	—	(174)	—
Fenix	(3,561)	—	(3,561)	—

Profit before asset impairment[1]	39,967	4,431	56,764	15,014

Weighted average number of common shares outstanding	171,381,834	150,795,852	163,737,799	152,215,266

Earnings before asset impairment per share[1]	$0.23	$0.03	$0.35	$0.10

[1]	Attributable to owners of the Company.

Operating cash flow before changes in non-cash working capital and operating cash flow per share

The following table presents our calculations of operating cash flow before changes in non-cash working capital and operating cash flow per share for the three and six months ended June 30, 2011 and June 30, 2010.

	Three Months Ended		Six Months Ended
($000s except share and per share amounts)	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010

Cash generated by operating activities, per financial statements	82,000	72,860	74,656	137,230
Adjustments:
Changes in non-cash working capital	(8,463)	(18,112)	2,375	(17,313)
Changes in tax receivable	(5,417)	(4,098)	7,568	(15,313)
Change in tax payable, excluding effect of OCI items	(4,653)	(18,151)	25,204	(22,591)

Operating cash flow before changes in non-cash working capital	63,467	32,499	109,803	82,013

Weighted average shares outstanding	171,381,834	150,795,852	163,737,799	152,215,266

Operating cash flow per share	$0.37	$0.22	$0.67	$0.54

This measure is intended to provide an indication of our operating cash flow generation prior to the impact of fluctuations in working capital accounts, including taxes payable and receivable (but excluding the effect of OCI items and other adjustments). Under Canadian GAAP, “Changes in non-cash working capital” in our statement of cash flows included changes in taxes payable and receivable (but excluded the effect of OCI items), whereas IFRS presentation requires that taxes paid be presented separately in the statement of cash flows. This non-IFRS measure generates results that are comparable to our previous non-GAAP presentation of operating cash flow before changes in non-cash working capital.

Cash cost per pound of zinc sold

Our cash cost per pound of zinc sold, net of by-product credits, for the second quarter of 2011 was negative US$1.12 per pound, representing costs associated with HBMS operations, as calculated in the following table.

	Three Months Ended				Six Months Ended
($000s except as noted)	Jun. 30 2011		Jun. 30 2010		Jun. 30 2011		Jun. 30 2010

Other cost of sales		126,064		111,132		220,935		253,765
Selling and other operating expense		1,229		1,451		3,040		2,137

		127,293		112,583		223,975		255,902
Less by-product credits[1]		(188,224)		(142,218)		(306,850)		(308,702)

Cash cost net of by-products		(60,931)		(29,635)		(82,875)		(52,800)
Exchange rate (US$1 to C$)[2]		0.968		1.028		0.977		1.034

Cash cost net of by-products	US	(62,945)	US	(28,828)	US	(84,826)	US	(51,064)
Zinc sales (000s lbs.)		56,176		49,112		111,022		114,735

Cash cost per pound of zinc sold, net of by-product credits in US$/lb.	US	(1.12)	US	(0.59)	US	(0.76)	US	(0.45)

[1]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and by-product sales.
[2]	Weighted average exchange rate for sales during the period.

For the second quarter, our cash cost per pound of zinc sold was negative US$1.12, a net decrease of US$0.53 from the same period in 2010, and for the year-to-date was negative US$0.76, a net decrease of US$0.31 from 2010. Our cash cost decreased overall due to higher prices and sales volumes of by-product credits.

Co-product cash costs per unit sold

In the third quarter of 2010, we introduced co-product cash costs as a new non-IFRS measure. We believe that these costs serve as meaningful indicators for investors to evaluate our operations. Costs for the second quarter of 2010 have not been included for comparability because they included substantial purchased copper concentrate volumes together with the cost of the smelter and refinery, which were shutdown in 2010.

Whereas cash costs net of by-product credits present the cash costs of a single metal, assuming that all other metals are by-products of the given metal, co-product cash costs present a cost of producing each of our primary metals, copper, zinc and gold, based on an allocation of costs among the metals. Costs that can be readily associated with a specific metal are allocated to that metal. Mining and milling costs for our Trout Lake and 777 mines are allocated proportionately based on the value of the contained metals at prevailing metals prices. Operating overhead expenses and site administrative expenses (in both cases, excluding costs not related to our HBMS operations) are generally allocated equally between zinc and copper with some further cost allocation to gold with the exception of the profit sharing expense, which is reviewed separately based on anticipated earnings attributable to the metals. In order to present a cost per finished unit sold, we also add to these costs third party treatment and refining costs, which are deducted from revenue in our financial statements.

We treat zinc oxide production as a by-product of zinc production, so the costs of our Zochem operation are allocated to zinc operating expenses, and zinc oxide revenues are deducted from total zinc cash costs. Similarly, we treat silver production as a by-product of gold production. Copper by-products include the one-time sale of copper bearing material from the closure of the WPCR. Other miscellaneous revenues are allocated among zinc, copper and gold in the same manner as general and administrative costs unless specific to either the zinc or copper processing.

While we expect the impact of fluctuating metals prices to be less significant on co-product cash costs than it is on by-product cash costs, changes in relative metals prices may cause our reported cash costs to vary substantially over time, irrespective of our operational results. Significant management judgment is also required in determining how costs should be allocated among metals. Caution should also be exercised in using co-product cash costs to evaluate the profitability of a particular metal, as the profitability of our polymetallic mines is dependent on the production of all of our principal metals.

Three Months Ended June 30, 2011

(‘000s except as noted)	Copper	Zinc	Gold	Total
Other cost of sales	47,435	64,926	13,703	126,064
Treatment and refining costs[1]	7,685	—	2,548	10,233

	55,120	64,926	16,251
Zinc oxide and by-product revenues	(4,421)	(8,485)	(8,906)

Co-product costs	50,699	56,441	7,345
Sales volume[2]	33,880	56,175	27,632

Co-product cash costs per unit[2] sold	$1.50	$1.00	$266

[1]	Treatment and refining costs are deducted from revenue.
[2]	Copper and zinc sales volumes are denoted in 000s pounds, and gold sales volumes are denoted in troy oz.

Six Months Ended June 30, 2011

(‘000s except as noted)	Copper	Zinc	Gold	Total
Other costs of sales	72,273	128,746	19,916	220,935
Treatment and refining costs[1]	12,054	—	3,601	15,655

	84,327	128,746	23,517
Zinc oxide and by-product revenues	(18,293)	(17,371)	(13,047)

Co-product costs	66,034	111,375	10,470
Sales volume[2]	52,480	111,022	40,582

Co-product cash costs per unit[2] sold	$1.26	$1.00	$258

[1]	Treatment and refining costs are deducted from revenue.
[2]	Copper and zinc sales volumes are denoted in 000’s pounds, and gold sales volumes are denoted in troy oz.

ADOPTION OF IFRS

The Canadian Accounting Standards Board set January 1, 2011 as the date that IFRS replaces existing Canadian GAAP for public companies with fiscal years beginning on or after that date, with comparative figures presented in the financial statements also required to comply with IFRS.

In accordance with these requirements, we adopted IFRS in the quarter ended March 31, 2011, with effect from January 1, 2010.

We engaged external consultants to assist us through this complex transition project, which involved individuals from many aspects of the business, including accounting and finance, tax, information technology, legal, investor relations, logistics and operations. We established a project structure, including a charter and a detailed project plan that included phases for planning and assessment, design and implementation. We also conducted workshops and training. The project plan included activities related to all of our subsidiaries in all jurisdictions in place at December 31, 2010. The implementation phase is substantially complete and will culminate with the issue of our annual 2011 IFRS financial statements. Our execution of our IFRS project implementation plan included the review of related controls and we concluded that the adoption of IFRS did not result in material changes in internal controls. Our project team provided regular status and informational updates to our IFRS Steering Committee and the Audit Committee of the board of directors. Our IFRS Committee and the Audit Committee have approved our IFRS accounting policies; however IFRS Standards are evolving and subject to change going forward.

The following reconciliations summarize the effect of adjustments we made to convert our Canadian GAAP financial statements to IFRS for our 2010 transition year, with descriptions of significant adjustments provided below. For further explanation of the effect of transition from Canadian GAAP to IFRS on our financial position, financial performance and cash flows, refer to note 18 of our June 30, 2011 interim financial statements.

Reconciliation of equity as at January 1, 2010, June 30, 2010 and December 31, 2010

	Notes	Jan. 1, 2010 (transition date)	Jun. 30, 2010	Dec. 31, 2010
Total equity under Canadian GAAP		1,698,484	1,681,725	1,748,981

Adjustments, net of tax
Exploration and evaluation	a	(21,339)	(34,061)	(54,005)
Decommissioning and restoration liabilities and assets	b	(14,930)	(20,552)	(24,164)
Property, plant and equipment	c	(5,058)	(9,864)	(10,796)
Functional currency	d	(4,561)	314	(25,033)
Employee benefits		(3,641)	(3,173)	(2,682)
Provisions		(1,034)	(782)	(698)
“Own-use” derivatives		307	(2,222)	1,896
Non-controlling interest		1,356	48	49
Effect of re-measuring taxes		—	571	271

Net adjustment to equity		(48,900)	(69,721)	(115,162)

Total equity under IFRS		1,649,584	1,612,004	1,633,819

Reconciliation of statement of comprehensive income for the six months ended June 30, 2010 and for the year ended December 31, 2010

		Three Months Ended Jun. 30, 2010		Six months ended Jun. 30, 2010
	Notes	Before tax	Net of tax	Before tax	Net of tax
Total comprehensive income under Canadian GAAP			15,103		41,021

Adjustments to profit (loss), net of tax:
Exploration and evaluation	a	(11,500)	(6,988)	(20,700)	(12,722)
Decommissioning and restoration liabilities and assets	b	(3,343)	(5,362)	(3,464)	(5,620)
Property, plant and equipment	c	(3,778)	(2,276)	(7,858)	(4,806)
Functional currency	d	8,000	8,000	2,339	2,339
Employee benefits		327	234	654	468
Provisions		47	27	368	252
“Own-use” derivatives		(4,510)	(3,236)	(3,524)	(2,529)
Effect of re-measuring taxes		—	759	—	759
Share-based payment		(6)	(6)	47	47
Other		(126)	(126)	(128)	(128)

Net adjustment to profit (loss)		(14,889)	(8,974)	(32,266)	(21,940)

Adjustment to OCI (loss):
Functional currency	d	9,128	9,128	2,535	2,535
Other		(2)	(2)	(1)	(1)

Adjustments to OCI (loss)		9,126	9,126	2,534	2,534

Total adjustment to comprehensive income		(5,763)	152	(29,732)	(19,406)

Total comprehensive income under IFRS				15,255	21,615

Reconciliation of statement of comprehensive income for the year ended December 31, 2010

		Year ended Dec. 31, 2010
	Notes	Before tax	Net of tax
Total comprehensive income under Canadian GAAP			105,290

Adjustments to profit (loss), net of tax:
Exploration and evaluation	a	(53,569)	(32,666)
Decommissioning and restoration liabilities and assets	b	(4,499)	(9,236)
Property, plant and equipment	c	(9,336)	(5,738)
Functional currency	d	(5,397)	(5,397)
Employee benefits		1,330	959
Provisions		473	337
“Own-use” derivatives		2,215	1,589
Effect of re-measuring taxes		—	1,019
Share-based payment		118	118
Other		(6)	(6)

Net adjustment to profit (loss)		(68,671)	(49,021)

Adjustment to OCI (loss):
Functional currency	d	(15,070)	(15,070)
Available-for-sale investments			(386)
Other		(2)	(2)

Adjustments to OCI (loss)		(15,072)	(15,458)

Total adjustment to comprehensive income		(83,743)	(64,479)

Total comprehensive income under IFRS			40,811

Explanation of significant adjustments

a.	Exploration for and evaluation of mineral resources (“E&E”) – Under IFRS, we expense the cost of our E&E activities and capitalize the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. We interpret the end of the E&E phase to be the point at which we have completed a preliminary feasibility study, some of the resources have been converted to reserves, and management has determined it is probable the property will be developed into a mine. To apply this policy, we recognized IFRS adjustments to reverse the Lalor project assets previously capitalized under Canadian GAAP, as the amounts arose from E&E activities rather than acquisitions. We determined that the Lalor project reached the end of the E&E phase as at December 31, 2010 and entered the development phase at that time; accordingly, in 2011, we are capitalizing Lalor project expenditures and presenting them within capital works in progress in property, plant and equipment.

b.

Decommissioning and restoration – Under Canadian GAAP, we applied a credit-adjusted, risk-free rate to measure our decommissioning and restoration liabilities (previously called “asset retirement obligations”), and we did not re-measure the liabilities as a result of changes in the discount rate. Under IFRS, we apply a risk-free rate when measuring decommissioning and restoration liabilities and, in subsequent periods, we re-measure the liabilities to reflect changes in the discount rate. We also applied an optional exemption under IFRS 1, First-time Adoption of International Financial Reporting Standards, as explained in note 18 to our June 30, 2011 interim financial statements. Application of these changes resulted in increases to decommissioning and restoration liabilities and to the carrying value of related decommissioning and restoration assets within property, plant and equipment. For properties that have no remaining useful life, we recorded changes in the liabilities against other operating expense. The changes to liability and asset balances also affected finance expense related to the unwinding of discounts on the liabilities and depreciation expense during our 2010 transition year.

a.	Property, plant and equipment – IFRS requires depreciation to be calculated separately for individual components of an item of property, plant and equipment that have costs significant in relation to the total cost of the item. Requirements under Canadian GAAP, while similar, are less specific. We identified additional components from those previously recorded under Canadian GAAP, resulting in IFRS adjustments to increase accumulated depreciation. For certain equipment, the adjustment also reflected a change in depreciation method from unit-of-production to straight-line because the expected pattern of future economic benefits was different at the lower level of componentization. We also recorded adjustments to increase the carrying value of property, plant and equipment for major inspections and overhauls of mobile equipment that require capitalization as separate components under IFRS but were expensed under Canadian GAAP. We recorded additional adjustments for assets related to mine development, as IFRS requires depreciation of equipment used in construction projects to be capitalized, and Canadian GAAP requirements, while similar, were also less specific. We recorded IFRS adjustments to reflect the capitalization of depreciation of equipment used in capital mine development, resulting in increases to the capital cost of mining properties. These IFRS adjustments to property, plant and equipment also resulted in additional adjustments to depreciation expense during our 2010 transition year.

b.	Functional currency – IFRS requirements for determining the functional currency of an entity are more specific than those in Canadian GAAP. We assessed the functional currency for each of HudBay’s entities under IFRS. During our 2010 transition year, we recorded IFRS adjustments for our Guatemalan operations and for our Back Forty project in Michigan, which we determined have a US dollar functional currency under IFRS but had Canadian dollar functional currency under Canadian GAAP. To simplify our calculation of the transition adjustments, we elected the optional IFRS 1 exemption to deem cumulative translation differences to be zero as at January 1, 2010 (with an offsetting adjustment to retained earnings). Under Canadian GAAP, we did not previously have a currency translation adjustment, as the measurement currency of all HudBay entities was Canadian dollars.

In addition to the accounting policy changes described above, extensive changes to financial statement presentation and disclosure were required upon adoption of IFRS. In particular, under IFRS we classify expenses within the income statement by function instead of by nature, as follows:

•

Cost of sales – consists of expenses related to production, including the cost of inventory sold during the period and other expenses of operating sites, including depreciation and amortization, site administration and share-based payment expenses. Under Canadian GAAP, we presented depreciation and amortization and share-based payment expenses on separate lines of the income statement and presented site administration costs in general and administrative expenses.

•	Selling and administrative expenses – consists of corporate office expenses and selling expenses, including related share-based payment expense and depreciation and amortization.

•	Exploration and evaluation – consists of expenses related to the exploration for and evaluation of mineral properties, including related share-based payment expense.

•

Other operating expense – consists of expenses relating to operating activities other than production, selling and administration. The most significant component of this function is expenses of non-producing properties, such as those in the development phase and those under care and maintenance. Expenses of non-producing properties include amounts related to changes in estimates of decommissioning and restoration liabilities for properties with no remaining useful life, as well as share-based payment expense and depreciation and amortization. Under Canadian GAAP, we presented expenses of non-producing properties within operating expense.

•	Finance income – consists mainly of interest income earned on cash and cash equivalents.

•

Finance expense – this includes the unwinding of the discount rate on our decommissioning and restoration liabilities. Under Canadian GAAP, we referred to this as accretion expense and presented it on a separate line on the income statement.

•

Other finance gains/losses – contains items that tend to fluctuate between gain and loss from period to period, such as foreign exchange gains/losses and mark-to-market gains/losses. Under Canadian GAAP, we presented foreign exchange gains/losses on a separate line on the income statement.

On the cash flow statement, our most significant reclassification resulted from expensing the cost of expenditures on the Lalor project before it reached the end of the E&E phase; accordingly, under IFRS, we present these cash outflows within operating activities, whereas under Canadian GAAP we presented them within investing activities. In addition, under IFRS we classify interest income received within financing activities, whereas under Canadian GAAP we presented it in operating activities.

For a full description of our significant IFRS accounting policies, refer to note 3 of our March 31, 2011 interim financial statements.

The accounting policy changes described above are based on the IFRSs expected to be in effect at the end of our first IFRS reporting period, which is the year ended December 31, 2011. We continue to monitor changing standards to enable us to assess their effect on our IFRS financial statements. Any subsequent changes to IFRSs or their interpretations that become effective and are adopted for our December 31, 2011 annual financial statements could result in revisions to accounting policies applied in the interim financial statements, and if applicable, the opening balance sheet and reconciliations set out in note 18 of our June 30, 2011 interim financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 3 of our June 30, 2011 interim financial statements.

Changes in Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

During the second quarter of 2011, we implemented a new enterprise resource planning (“ERP”) information system at HBMS, which included the replacement of its key financial systems. The implementation of the new ERP system followed our project plans, which included a number of typical project controls, such as the testing of data conversion and system reports, user training and user acceptance testing, in order to support ICFR during and after the implementation.

We did not make any other changes to ICFR during the quarter ended June 30, 2011 that materially affected or are reasonably likely to materially affect our ICFR.